Exhibit 1.02

CONFLICT MINERALS REPORT

HEICO Corporation ("HEICO" or the "Company") has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is May 30, 2014.

As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Forward-Looking Statements

Certain statements in this Conflict Minerals Report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and are generally intended to identify forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that its necessary Conflict Minerals benefit armed groups.

Any forward-looking statement contained herein is subject to risks, uncertainties and contingencies that could cause actual actions or performance to differ materially from those expressed in the forward-looking statement. The Company has based these forward-looking statements on its current expectations about future events. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond the Company's control, which may cause actual performance or achievements to differ materially from anticipated performance or achievements. These risks, uncertainties and contingencies include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by the Company's direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States of America or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Part I. Business Overview

HEICO believes it is the world’s largest manufacturer of Federal Aviation Administration-approved jet engine and aircraft component replacement parts, other than the original equipment manufacturers and their subcontractors.  HEICO also believes it is a leading manufacturer of various types of electronic equipment for the aviation, defense, space, industrial, medical, telecommunications and electronics industries. For further information concerning HEICO's products, see the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2013. The information contained in the Company's Form 10-K is not incorporated by reference into this Conflict Minerals Report or the Form SD to which it is an exhibit and should not be considered part of this Conflict Minerals Report or the Form SD.

Notwithstanding its due diligence efforts, which are discussed herein, for 2013, HEICO was unable to determine the origin of the necessary Conflict Minerals contained in the products that it manufactured or contracted to manufacture. For additional information, see "Product Information" and "Additional Risk Mitigation Measures" below. However, for 2013, none of the necessary Conflict Minerals contained in HEICO's in-scope products were determined by it to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

Part II. Due Diligence Procedures

For its due diligence in respect of 2013 (the "Program"), the Company utilized the framework contemplated by the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD Framework").

Conflict Minerals due diligence measures performed by the Company in respect of 2013 are discussed below. These are not all of the measures that the Company took in furtherance of its Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Framework. In addition, not all of the due diligence measures discussed below are expressly provided for in the OECD Framework.

Step 1:    Establish Strong Company Management Systems

Conflict Minerals Policy and Grievance Mechanism

The Company implemented a Conflict Minerals Policy (the "Policy"). The Policy contains a mechanism for employees, suppliers and other interested parties to report violations of the Policy. The Policy is described in the Form SD to which this Conflict Minerals Report is an exhibit. The Policy was communicated internally in writing to selected personnel and was posted on the Company's website.

Conflict Minerals Committee

The Company established a Conflict Minerals Committee (the "Committee") that was comprised of personnel from accounting/finance, engineering, internal audit, legal and procurement. The Committee is chartered to develop, oversee the execution of, and report on the results of the Program. The Committee was supplemented by a project manager at each subsidiary with in-scope products. The Company also utilized specialist outside counsel to advise on certain aspects of the Program.

Internal Communications and Training

The Company developed training materials and hosted educational sessions for the Project Managers and members of the Conflict Minerals Committee and selected other personnel with respect to the Conflict Minerals Rule and the Program. In addition, selected employees were sent a copy of the Policy and materials discussing the Conflict Minerals Rule and the Program.

Data Collection and Retention

The Company used the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition ("EICC") and Global e-Sustainability Initiative ("GeSI") to identify smelters and refiners in its supply chain. The Company created an internal electronic repository system to maintain business records relating to its 2013 Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions.

External Communications

The Company furnished an introductory letter describing the Conflict Minerals Rule and various aspects of the Program and compliance relating to the rule generally to suppliers that the Company determined to potentially be in-scope for 2013 (the "Suppliers").

Step 2:    Identify and Assess Risks in the Supply Chain

The Company sent the Conflict Minerals Reporting Template to the Suppliers. The Company took an individualized approach when determining the number and nature of follow-up attempts for non-responsive Suppliers.

Supplier responses were assessed against criteria established by the Company to assist in identifying risks. Under the process designed by the Company, further Supplier inquiry and/or receipt of corroborating evidence was required if the Supplier's response contained specified attributes that the Company identified as higher risk in regard to the origin of the Conflict Minerals covered by the response.

Step 3:    Design and Implement a Strategy to Respond to Identified Risks

Senior management of the Company was briefed on Program findings. See "Additional Risk Mitigation Measures" below for additional steps that the Company intends to take to mitigate the risk that the necessary Conflict Minerals in its in-scope products benefit armed groups.

Step 4:	Carry Out Independent Third-Party Audit of Smelter/Refiner's
Due Diligence Practices

Smelter Certification Program

The Program was designed to utilize information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

Step 5:    Report Annually on Supply Chain Due Diligence

SEC Reporting; Website Disclosure

For 2013, the Company filed a Form SD and this Conflict Minerals Report. The Form SD and the Conflict Minerals Report were made available on HEICO's website.

Part III. Product Information

Notwithstanding its due diligence efforts, for 2013, the Company was unable to determine the smelters or refiners or countries of origin of the necessary Conflict Minerals contained in the products that it manufactured or contracted to manufacture. Supplier responses received were either prepared at the Supplier company, division or product category level or otherwise omitted information concerning the smelters and refiners in the Company's supply chain. The following categories of products were in-scope for 2013. Not all of the Company's products in these categories were in-scope.

•	Factory-New Jet Engine and Aircraft Component Replacement Parts

•	Parts Utilized in Repair and Overhaul Services

•	Specialty Aircraft/Defense Related Parts

•	Electro-Optical Infrared Simulation and Test Equipment

•	Electro-Optical Laser Products

•	Electro-Optical, Microwave and Other Power Equipment

•	Electromagnetic and Radio Interference Shielding

•	High-Speed Interface Products

•	High Voltage Interconnection Devices

•	High Voltage Advanced Power Electronics

•	Power Conversion Products

•	Underwater Locator Beacons

•	Traveling Wave Tube Amplifiers and Microwave Power Modules

•	Three-Dimensional Microelectronic and Stacked Memory Products

•	Harsh environment connectivity products and custom molded cable assemblies

•	RF and microwave amplifiers, transmitters and receivers

For 2013, none of the necessary Conflict Minerals contained in the Company's in-scope products were determined by it to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the Democratic Republic of the Congo or an adjoining country.

The Company has endeavored to determine the mine or location of origin of the necessary Conflict Minerals contained in its in-scope products by requesting that the Suppliers provide the Company with a completed Conflict Minerals Reporting Template. Under the Program's procedures, if a smelter or refiner in the Company's supply chain is identified by the Company, to the extent available, the Company also will review publicly available information to attempt to determine the mine or location of origin.

Additional Risk Mitigation Measures

The Company intends to perform the following additional activities to mitigate the risk that the necessary Conflict Minerals in its in-scope products are benefiting armed groups in the DRC or its adjoining countries:

•
Provide continuing education for the Committee and Project Managers and other relevant personnel concerning developments affecting the Conflict Minerals Rule, market practice and the Program to enhance the effectiveness of the Program.

•
Update the Company's records retention policy to provide for the retention of supplier responses and other business records relating to due diligence processes, findings and resulting decisions for at least five years.

•	Encourage Suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

•	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

•	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

•	Communicate to new suppliers the Company's sourcing expectations, including through the dissemination of the Policy to them. In addition, as new suppliers are on-boarded,

work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Framework.